UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

comScore, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

20564W105

(CUSIP Number)

with a copy to:

Cerberus Capital Management, L.P.	Robert G. Minion, Esq.
Attn: Andrew Kandel, Chief Compliance Officer	Lowenstein Sandler LLP
875 Third Avenue, 11th Floor	1251 Avenue of the Americas, 17th Floor
New York, NY 10022	New York, NY 10020
(212) 891-2100	(646) 414-6930

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 30, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20564W105

1.	Names of Reporting Persons: Pine Investor, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	27,509,203 (1)
	8.	Shared Voting Power:	0
	9.	Sole Dispositive Power:	27,509,203 (1)
	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	27,509,203 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☒ (1)
13.	Percent of Class Represented by Amount in Row (11):	23.3% (1)
14.	Type of Reporting Person (See Instructions): OO

(1) Represents 27,509,203 shares of common stock, par value $0.001 per share (“Common Stock”), of comScore, Inc., a Delaware corporation (the “Issuer”), issuable upon conversion of the Issuer’s Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”).

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CUSIP No. 20564W105

1.	Names of Reporting Persons:

Cerberus Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization:

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	27,586,272 (1)
	8.	Shared Voting Power:	0
	9.	Sole Dispositive Power:	27,586,272 (1)
	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	27,586,272 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒ (1)
(See Instructions):

13.	Percent of Class Represented by Amount in Row (11):	23.3% (1)

14.	Type of Reporting Person (See Instructions):	IA

(1) Represents (i) 27,509,203 shares of Common Stock issuable upon conversion of Series B Preferred Stock and (ii) 77,069 shares of Common Stock underlying vested, deferred stock units resulting from restricted stock unit awards previously granted by the Issuer to Nana Banerjee and assigned by Dr. Banerjee to Cerberus Capital Management, L.P.

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Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety as follows:

The Reporting Persons may be deemed to beneficially own, in the aggregate, 27,586,272 shares of Common Stock, consisting of (i) 27,509,203 shares of Common Stock issuable upon conversion of 27,509,203 shares of Series B Preferred Stock beneficially owned by the Reporting Persons, and (ii) 77,069 shares of Common Stock underlying vested, deferred stock units resulting from restricted stock unit awards previously granted by the Issuer to Nana Banerjee in 2021 in respect of director fees and assigned by Dr. Banerjee to Cerberus (the “Deferred Stock Units”). The Series B Preferred Stock is convertible into shares of Common Stock at any time at the holder’s option, based on a conversion rate subject to certain adjustments, including for anti-dilution and accrued dividends (which accrue at 7.5% per annum), determined in the manner set forth in the Certificate of Designations.

The 27,586,272 shares of Common Stock referred to above are based upon a conversion rate of the Series B Preferred Stock equal to 1:1 as of June 30, 2022, and represent approximately 23.3% of the outstanding shares of Common Stock, based upon 90,705,342 shares of Common Stock outstanding as of May 6, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, filed with the Securities and Exchange Commission on May 10, 2022, and as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As a result of the Stockholders Agreement, the Reporting Persons may be deemed to be members of a group with the parties to the Stockholders Agreement under Section 13(d) of the Exchange Act. Please refer to the separate Schedule 13Ds (and any amendments thereto) that have been or may be filed by Charter and Qurate with respect to their beneficial ownership of Common Stock. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Pine and Cerberus have the sole power to vote or to direct the voting of and the sole power to dispose or direct the disposition of the 27,509,203 shares of Common Stock underlying the Series B Preferred Stock, and Cerberus has the sole power to vote or to direct the voting of and the sole power to dispose or direct the disposition of the 77,069 shares of Common Stock underlying the Deferred Stock Units, subject in each case to the restrictions described in Item 6.

Except as set forth herein, no Reporting Person, or to the knowledge of the Reporting Persons, any other individual named in Item 2, has effected any transaction in the Common Stock in the 60 days preceding the date hereof.

No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Statement.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 1, 2022	PINE INVESTOR, LLC

	By:	/s/ Alexander D. Benjamin
	Name:	Alexander D. Benjamin
	Title:	Managing Director

CERBERUS CAPITAL MANAGEMENT, L.P.

By:	/s/ Alexander D. Benjamin
Name:	Alexander D. Benjamin
Title:	Senior Managing Director and
General Counsel

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